4400 Carillon Point
Kirkland WA, 98033

August 14, 2013

VIA EDGAR

Mr. Nicholas Panos
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Augme Technologies, Inc. (the “Company”)
Schedule TO
Filed on August 2, 2013
File No. 005-87565

Dear Mr. Panos:

This letter is in response to your oral comments received August 13, 2013.  For your ease of reference, we have provided your comments in this response.  We have also enclosed a copy of an amendment (the “Amendment”) to our Schedule TO filed with the Commission on August 2, 2013.  We filed the Amendment along with related revised Exhibits on the date of this letter.

In conformity with Question 7 in Section H of the Third Supplement of the Manual of Publicly Available Telephone Interpretations (July 2001), pursuant to Item 10 of Schedule TO, the company needs to supplement the Schedule TO to provide the summary financial information required by Section 1010(c) of Reg M-A.

1.  We have revised Section 9 (Information Concerning Augme) of the Offer to Exchange, Exhibit (a)(1)(A) to the Schedule TO, to include the required summary information.  Please see Items 4 and 10 of the Amendment.

Request for explanation why the new exercise price is not specified in the Offer Documents.

2. It is the Company’s position that despite no specification of the offer price in the Offer Documents, making the New Exercise Price the closing price of the Company’s stock on the last trading day the Offer is open nevertheless protects the option holders because each holder has a right to withdraw acceptance of the Offer until the end of the offer period and each holder has price information available to them every day.

Furthermore, in order to avoid adverse tax consequences pursuant to Internal Revenue Code Section 409A (regarding valuation of options at fair market value) it is common in an option exchange to set the new exercise price at the end of an offer, and in any case the New Exercise Price is expected to be substantially more favorable than current exercise prices. It is our understanding that under Section 409A, any stock option having an exercise price less than the fair market value of the underlying stock determined as of the option grant date constitutes a deferred compensation arrangement that typically will result in tax consequences for the option holder which may include taxation at the time of option vesting rather than the date of exercise, a 20% additional tax on the option holder in addition to regular income and employment taxes, and a potential interest charge. Additionally, Internal Revenue Notice 2005-1, in providing guidance related to Section 409A, specifically notes that trading price is a reasonable basis to determine fair market value. As such, we believe that making the New Exercise Price the closing price on the date of grant (which is expected to be the same day as the close of the Offer) protects the option holders from potential adverse tax consequences.

Request to define Business Day as defined in Rule 14d-1(g)(3).

3. We have revised “This Offer – Section 1 (Eligibility; Number of Options; Offer Expiration Date)” of the Offer to Exchange in accordance with Rule 14d-1(g)(3). Please see Item 2 of the Amendment.

Request to provide consistent qualification in Paragraph 16 of Exhibit (a)(1)(B).

4. We have filed a revised version of the Terms of Election accordingly. Please see Item 12 of the Amendment.

We acknowledge that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you provide them to Kevin Friedmann, Esq. of Richardson & Patel LLP at (212) 561-5559 or by email to kfriedmann@richardsonpatel.com.

Very truly yours,
Augme Technologies, Inc.

By: /s/ Ivan E. Braiker
Ivan E. Braiker Chief Executive Officer and Director